Exhibit (a)(3)^

January 14, 2005

Dear Stockholders:

        We are pleased to inform you that, on January 4, 2005, Education Lending Group, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CIT Group Inc. (“Parent”) and CIT ELG Corporation (“Purchaser”), a newly formed corporation and wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, Purchaser has commenced an offer to acquire each issued and outstanding share of common stock, $0.001 par value, of the Company, including the associated preferred share purchase rights (the “Shares”) for $19.05 per Share in cash. If the tender offer is completed, Purchaser will thereafter be merged into the Company, with the Company surviving the merger and all of our then outstanding Shares (other than Shares held by Parent, Purchaser or stockholders who properly exercise appraisal rights under Delaware law) being cancelled and converted into the right to receive $19.05 per Share in cash. The tender offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the tender offer a majority of the Shares on a fully diluted basis.

        The Board of Directors of the Company, by unanimous vote and upon the recommendation of a Strategic Committee, has determined that the Merger Agreement, the tender offer and the proposed merger are advisable, fair to and in the best interests of the Company and our stockholders, has approved the Merger Agreement, the tender offer and the proposed merger, and recommends that our stockholders accept the tender offer and tender their Shares in the tender offer.

        The Board of Directors approved the Merger Agreement and recommends that our stockholders accept the tender offer and tender their Shares in the tender offer for a number of reasons. These reasons are discussed in the attached Schedule 14D-9 under “Item 4. The Solicitation or Recommendation - Reasons for the Recommendation of Our Board of Directors.”

        Enclosed are Purchaser’s Offer to Purchase, dated January 14, 2005, and the related Letter of Transmittal, pursuant to which our stockholders can tender their Shares in the tender offer. The attached Schedule 14D-9 describes in more detail the reasons for our Board’s conclusions and recommendation, and contains other information relating to the tender offer. We urge you to consider this information carefully.

Sincerely,

Robert deRose Chairman and Chief Executive Officer